Elite Pharmaceuticals, Inc.

165 Ludlow Avenue

Northvale, NJ 07647

Tel: (201) 750-2646

November 20, 2008

AS FILED ON EDGAR AND

VIA FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 6010

Facsimile: (202) 772-9271

Attn: Jeffrey Riedler

Re:	Elite Pharmaceuticals, Inc. Preliminary Proxy Statement, filed November 13, 2008 File No. 1-15697

Dear Mr. Riedler:

On behalf of Elite Pharmaceuticals, Inc., a Delaware corporation (the “Company”), please be advised that the undersigned has received and read your letter, dated November 17, 2008, with regard to the Preliminary Proxy Statement filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 13, 2008.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 20, 2008

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at (201) 750-2646.

Your assistance in this matter is greatly appreciated.

Sincerely,

ELITE PHARMACEUTICALS, INC.

By:     /s/ Chris Dick

Name:  Chris Dick

Title:  Chief Operating Office and Acting Chief Executive Officer

cc:  Mark Gittelman, Chief Financial Officer